NEWS RELEASE
SANGOMA ANNOUNCES THIRD QUARTER FISCAL 2025 RESULTS
Net Cash provided by operating activities exceeded 100% of Adjusted EBITDA2 for Fifth Consecutive Quarter; Free Cash Flow2 of $0.25 per Share and Solid Adjusted EBITDA2 Margin of ~17%

MARKHAM, ONTARIO, May 8, 2025 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted industry leader uniquely offering businesses a choice of on-premises, cloud-based, or hybrid Communications as a Service solutions, today announced its third quarter financial results and unaudited condensed consolidated interim financial statements for the three and nine month periods ended March 31, 2025.

"This quarter reflects our continued focus and disciplined execution of strategic priorities, highlighted by the completion of a significant transformation phase. With this foundation now firmly in place, Sangoma is equipped with the financial strength, operational structure, and capabilities to fully embrace its next chapter — a multi-pronged growth journey,” said Charles Salameh, Chief Executive Officer. “We delivered robust free cash flow and exceeded our capital allocation target ahead of schedule, while core platform and on-premises revenues increased for a second consecutive quarter. These results reflect the durability of our business model, the traction of our go-to-market strategy, and our ability to gain market share as peers pull back. With this solid foundation in place, Sangoma is well-positioned to accelerate growth and expand profitability."

Third Quarter of Fiscal 2025 Highlights:

•Total Revenue of $58.1 million declined $1.0 million or 2% from the second quarter of fiscal 2025, primarily due to a decrease in our non-core products, while in total, core platform products and services revenue increased sequentially for the second consecutive quarter.
•Revenue from core on-premises solutions and phone product lines increased quarter-over-quarter, reflecting the effectiveness of targeted go-to-market campaigns and strategic share gains following competitor exits from the on-premises market.
•Gross profit of $40.0 million, or 69% of total revenue.
•Operating expenses1 were $40.6 million, down approximately 5% over the same quarter of prior year.
•Adjusted EBITDA2 of $9.8 million representing 17% of total revenue.

•Strategic enterprise resource planning ("ERP") spend of $0.4 million in the quarter, bringing Adjusted EBITDA2 for the third quarter to $10.2 million without this investment.
•Quarterly churn remains industry-leading at less than 1%.
•Net loss slightly increased to $1.4 million ($0.04 loss per share fully diluted) compared to $1.3 million ($0.04 loss per share fully diluted) in the third quarter of Fiscal 2024.
•Net cash provided by operating activities of $10.6 million in the third quarter and $34.7 million for the first three quarters of fiscal 2025, an improvement of 7% over the same three quarters in the prior year.
•Net cash provided by operating activities as a percentage of Adjusted EBITDA2 for the third quarter reached 109%, exceeding 100% for the fifth straight quarter.
•Free Cash Flow2 in the third quarter of $8.4 million ($0.25 per share fully diluted) and $28.2 million ($0.84 per share fully diluted) for the first three quarters of fiscal 2025.
•Full repayment of the Company’s Term Loan 1, reducing total debt to approximately $53 million at the quarter's end, surpassing the Company's previously announced Fiscal 2025 capital allocation target of reducing debt to $55 - $60 million well ahead of schedule.
•Cash at the end of the third quarter of fiscal 2025 was $17.3 million, reflecting a strong quarterly progression of operating cash flow, primarily due to increased efficiency initiatives and effective net working capital management.
•More than 155,000 shares have been repurchased for cancellation under the Company's Normal Course Issuer Bid launched on March 27, 2025.

Guidance for Fiscal 20253

Sangoma is reaffirming and narrowing its revenue guidance from $235 - $240 million to $235 - $238 million and reaffirming its Adjusted EBITDA2 guidance of $40 million - $42 million, at approximately 17% of revenue given the results for the first three quarters of Fiscal 2025.

Conference call

Sangoma will host a conference call on Thursday, May 8, 2025, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-833-752-3740 (International +1-647-846-8617). Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma Technologies call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.
2 Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures used by the Company to monitor its performance. Please see the section entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in this press release for how we define “Adjusted EBITDA” and "Free Cash Flow".
3 The information in this section is forward-looking. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this press release.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management's guidance on revenue and Adjusted EBITDA, statements relating to expected future production and cash flows, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "will", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, risks and uncertainties associated with changes in exchange rate between the Canadian dollar and other currencies (in particular the United

States’ (“US”) dollar), changes in technology, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, including any increases in interest rates, and (ii) the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks, and the resulting impact on the stability of the global financial markets at large, risks related to any pandemic or epidemic, our ability to identify and effectively remediate material weaknesses and significant deficiencies in our internal controls, our current level of indebtedness and the ability to incur additional indebtedness in the near- and long-term; changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as defined in our MD&A), impairment of goodwill and new competitive pressures, political disturbances, geopolitical instability and tensions, or terrorist attacks, and associated changes in global trade policies and economic sanctions, including, but not limited to, in connection with (x) the ongoing conflict in Ukraine (the “Russo-Ukraine War”) and (y) any impact, effect, damage, destruction and/or bodily harm directly or indirectly relating to the ongoing hostilities in the Middle East, and technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of artificial intelligence (“AI”) and the other risk factors described in our most recently filed Annual Information Form for the fiscal year ended June 30, 2024.

Our guidance is based on the Company’s assessment of many material assumptions, including:

•The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
•The successful execution of the Company’s go-to-market strategy
•The revenue trends the Company experienced in fiscal 2025 to-date, the trends we expect going forward in fiscal 2025, the impact of our transformation of our go-to-market strategy and the impact of growing economic headwinds globally
•The continuing effects of recent macroeconomic pressures such as inflation, interest rates, recessions, invasions or declarations of war, uncertainties in the political landscape, government spending constraints, and the continued threat of tariffs and reciprocal trade measures
•There being continuing growth in the global UCaaS and cloud communications markets more generally
•There being continuing demand and subscriber growth for our Services and continuing demand as anticipated for our Products
•The impact of changes in global exchange rates on the demand for the Company’s Products and Services
•The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services

•The Company’s forecasted revenue from its internal sales teams and via channel partners will meet current expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no further material increase to the Company’s manufacturing, labor or shipping costs
•That the Company is able to attract and retain the employees needed to maintain the current momentum

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release contains references to non-IFRS measures. These measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures to compare issuers. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Adjusted EBITDA” and “Free Cash Flow”.

“Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment and change in fair value of consideration payable.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net loss.

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

Unaudited in US $000	Three month periods ended March 31,				Nine month periods ended March 31,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Net loss	(1,428)	(1,268)	(160)	13%	(5,219)	(6,951)	1,732	(25)%
Tax expense (recovery)	(281)	(195)	(86)	44%	(898)	(1,186)	288	(24)%
Interest expense (net)	871	1,718	(847)	(49)%	3,354	5,175	(1,821)	(35)%
Share-based compensation	517	764	(247)	(32)%	2,283	2,282	1	—%
Depreciation of property and equipment	982	1,169	(187)	(16)%	3,073	3,292	(219)	(7)%
Depreciation of right-of-use assets	640	716	(76)	(11)%	1,971	2,206	(235)	(11)%
Amortization of intangibles	8,199	8,251	(52)	(1)%	24,596	24,974	(378)	(2)%
Restructuring and business integration costs	272	—	272	100%	514	1,491	(977)	(66)%
Loss on change in fair value of consideration payable	—	—	—	—%	—	202	(202)	(100)%
Adjusted EBITDA	9,772	11,155	(1,383)	(12)%	29,674	31,485	(1,811)	(6)%
Percentage of revenue	16.8%	18.3%	(1.4)%	(8)%	16.7%	16.9%	—%	—%

"Free Cash Flow" means cash provided by operating activities less cash used for purchases of property and equipment and capitalized development costs.

The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is net cash provided by operating activities.

The following table reconciles Free Cash Flow to net cash provided by operating activities for the periods indicated:

Unaudited in US $000	Three month periods ended March 31,				Nine month periods ended March 31,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Net cash provided by operating activities	10,620	15,506	(4,886)	(32)%	34,660	32,543	2,117	7%
Purchase of property and equipment	(622)	(1,061)	439	(41)%	(1,569)	(2,695)	1,126	(42)%
Development costs	(1,643)	(1,422)	(221)	16%	(4,938)	(4,819)	(119)	2%
Free Cash Flow	8,355	13,023	(4,668)	(36)%	28,153	25,029	3,124	12%

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com